UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 2019 Results

ICL

Operating and Financial Review and Prospects
September 30, 2019

ICL REPORTS Q3 2019 RESULTS

-	Solid results with record quarterly operating cash flow

-	Sales of $1.33 billion compared to $1.37 billion in Q3 2018, a decrease of 3%, mainly due to delays in the signing of potash supply contracts in China and India

-	Stable operating income of $201 million, driven by ICL's specialty businesses. Year-to-date adjusted operating income increased by 25% to $672 million

-	Quarterly EPS of $0.10, in line with Q3 2018

-	Q3 2019 adjusted EBITDA increased by 4% over Q3 2018 to $307 million. Year-to-date adjusted EBITDA increased by 18% to $997 million.

-	Operating cash flow of $368 million, 88% higher than Q3 2018, and a 6-year record. Year-to-date operating cash flow almost doubled to $780 million

-	Quarterly dividend of 5 cents per share, reflecting a dividend yield of over 4% on an annual basis

Tel Aviv, Israel, November 7, 2019 – ICL (NYSE &TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the third quarter ended September 30, 2019.

Sales for the third quarter were $1,325 million compared to $1,371 million for the same period in 2018. The decrease resulted mainly from the delay in the signing of potash supply contracts in China and India and negative foreign currency impacts. Operating income of $201 million remained stable and adjusted EBITDA of $307 million increased by 4% over Q3 2018. The resilient performance is attributed to the stable business environment in ICL's specialty businesses, as well as cost controls, which offset the negative impact of exchange rates and the commodity market headwinds. The Company’s focus on cash generation also led to strong operating cash flow of $368 million, 88% higher than the comparable quarter in 2018.

ICL’s President & CEO, Raviv Zoller, stated, “ICL's diversified portfolio, our strong specialty businesses and the focus we continue to place on containing costs and generating cash, are reflected in our solid third quarter and YTD results. Our performance is highlighted by the challenges we overcame this quarter, including the delay in the signing of potash supply contracts and significant headwinds from the commodity business environment, as well as the negative impact from exchange rates following the devaluation of the euro and the Chinese yuan , which harmed our top line, and the strong Israeli shekel, which impacted our costs.”

Mr. Zoller added, “In Q3 we continued to execute our strategy and achieved several important milestones. We signed long-term agreements with bromine customers in Asia, which are expected to contribute about $110 million to our revenues beginning in 2021. In addition, we made a breakthrough in the fast-growing meat alternatives market with the signing of several supply agreements, based on our proprietary Rovitaris® technology. This breakthrough is attributed to ICL's unique capabilities in food specialties, which we will continue to leverage for future growth. According to plan, during the fourth quarter, we will be executing a facility upgrade project at our Dead Sea potash facilities, and while this project is expected to negatively impact our potash production and sales volumes in Q4, it will enable us to benefit from improved production and costs next year and beyond. In China, we are on track with our construction of a new pure phosphoric acid plant that will allow us to shift from commodity phosphates to specialty products. I am confident that ICL is well positioned to overcome the challenges we face in the commodity markets and well prepared to benefit from the opportunities that are emerging in our businesses.”

Israel Chemicals Limited Q3 2019 Results 2

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2019 (interim financial statements) prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non-IFRS financial measures and forward-looking statements which are described in the “Financial figures and Non‑GAAP Financial Measures” section and the “Forward-Looking Statements” section, respectively.

About ICL

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions. For additional information regarding our operating segments see Note 3 to the financial statements.

Israel Chemicals Limited Q3 2019 Results 3

Financial Figures and Non-GAAP Financial Measures

7-9/2019		7-9/2018		1-9/2019		1-9/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,325	-	1,371	-	4,165	-	4,146	-	5,556	-
Gross profit	472	36	458	33	1,481	36	1,347	32	1,854	33
Operating income	201	15	196	14	668	16	1,353	33	1,519	27
Adjusted operating income (1)	201	15	200	15	672	16	539	13	753	14
Net income - shareholders of the Company	130	10	129	9	427	10	1,158	28	1,240	22
Adjusted net income - shareholders of the Company (1)	130	10	134	10	431	10	353	9	477	9
Diluted earnings per share (in dollars)	0.10	-	0.10	-	0.33	-	0.91	-	0.97	-
Diluted adjusted earnings per share (in dollars) (2)	0.10	-	0.10	-	0.34	-	0.28	-	0.37	-
Adjusted EBITDA (2)	307	23	295	22	997	24	842	20	1,164	21
Cash flows from operating activities	368	-	196	-	780	-	396	-	620	-
Purchases of property, plant and equipment and intangible assets (3)	147	-	145	-	419	-	393	-	572	-

(1)  See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2)  See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)  See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

Israel Chemicals Limited Q3 2019 Results 4

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Israel Chemicals Limited Q3 2019 Results 5

Adjustments to reported operating and net income (Non-GAAP)

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	201	196	668	1,353	1,519
Capital gain (1)	-	-	-	(841)	(841)
(Reversal of) impairment losses on fixed assets (2)	-	3	(10)	19	19
Provision for early retirement and dismissal of employees (3)	-	-	-	7	7
Provision for legal proceedings (4)	-	1	14	1	31
Provision for site closure costs (5)	-	-	-	-	18
Total adjustments to operating income	-	4	4	(814)	(766)
Adjusted operating income	201	200	672	539	753
Net income attributable to the shareholders of the Company	130	129	427	1,158	1,240
Total adjustments to operating income	-	4	4	(814)	(766)
Adjustments to finance expenses (6)	-	3	-	3	10
Total tax impact of the above operating income & finance expenses adjustments	-	(2)	-	6	(7)
Total adjusted net income - shareholders of the Company	130	134	431	353	477

(1)   A capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses in 2018.

(2)   In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015 (see Note 6 to the Company's financial statements). In 2018, a write‑off of Rovita’s assets following its divestment and a write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products.

(3)    In 2018, a provision relating to the transition of the Company’s facility in the UK (ICL Boulby) to sole production of Polysulphate®.

(4)    In 2019 and 2018, an increase of the provision in connection with the finalization of the royalties' arbitration in Israel relating to prior periods (see Note 6 to the Company's financial statements), which in 2018 was partly offset by a VAT refund relating to prior periods (2002‑2015) in Brazil.

(5)    In 2018, an increase of the restoration plan provision relating to the closure costs of the Sallent site in Spain.

(6)    Interest and linkage expenses resulting from an increase of the provision related to the royalties’ arbitration in Israel in 2018 (see item 4 above).

Israel Chemicals Limited Q3 2019 Results 6

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	130	129	427	1,158	1,240
Depreciation and Amortization	110	94	330	296	403
Financing expenses, net	32	23	104	92	158
Taxes on income	35	45	132	110	129
Adjustments*	-	4	4	(814)	(766)
Total adjusted EBITDA**	307	295	997	842	1,164

*     See "Adjustments to reported operating and net income (Non-GAAP)" above.

**   The total adjusted EBITDA for the third quarter and the first nine months of 2019 was positively impacted by $15 million and $45 million, respectively, as a result of lower lease expenses deriving from the initial application of IFRS 16. For further information, see Note 2 to the Company’s financial statements.

Calculation of diluted adjusted earnings per share was made as follows:

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Net income - shareholders of the Company	130	129	427	1,158	1,240
Adjustments*	-	4	4	(814)	(766)
Adjusted net income - shareholders of the Company	130	134	431	353	477
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,283,675	1,278,780	1,283,401	1,276,564	1,279,781
Diluted adjusted earnings per share (in dollars)**	0.10	0.10	0.34	0.28	0.37

*     See "Adjustments to reported operating and net income (Non-GAAP)" above.

**   The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

Israel Chemicals Limited Q3 2019 Results 7

Consolidated Results of Operations

Results of operations for the period July – September 2019

Sales	Expenses	Operating income
$ millions

Q3 2018 figures	1,371	(1,175)	196
Total adjustments Q3 2018*	-	4	4
Adjusted Q3 2018 figures	1,371	(1,171)	200
Quantity	(42)	36	(6)
Price	18	-	18
Exchange rate	(22)	13	(9)
Raw materials	-	8	8
Energy	-	8	8
Transportation	-	(10)	(10)
Operating and other expenses	-	(8)	(8)
Adjusted Q3 2019 figures	1,325	(1,124)	201
Total adjustments Q3 2019*	-	-	-
Q3 2019 figures	1,325	(1,124)	201

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Quantity – the negative impact on the operating income derives mainly from lower sales volumes of phosphate fertilizers, potash and dairy proteins, partly offset by increased sales volumes of green phosphoric acid and bromine-based industrial solutions.

-
Price – the positive impact on the operating income derives mainly from an increase in the selling prices of bromine-based industrial solutions, bromine‑based and phosphorus-based flame retardants, as well as specialty phosphates. This increase was partly offset by a decrease in the selling prices of phosphate commodities.

-
Exchange rate – the unfavorable impact on the operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar which decreased revenue more than it contributed to operational cost-saving. Additionally, the appreciation in the average exchange rate of the shekel against the dollar increased operational costs.

-
Raw materials – the positive impact on the operating income derives mainly from lower consumed phosphate rock prices in China and lower consumed Sulphur prices, partly offset by higher costs of acids acquired from external sources.

-	Energy – the positive impact on the operating income derives mainly from a decrease in electricity costs following the activation of the new power station in Sodom during the second half of 2018.

-	Transportation – the negative impact on the operating income derives mainly from higher marine transportation prices.

-
Operating and other expenses – the negative impact on the operating income derives mainly from income related to changes in pension liabilities recorded in the corresponding quarter last year and an increase in depreciation expenses.

Israel Chemicals Limited Q3 2019 Results 8

The following table sets forth sales by geographical regions based on the location of the customers:

7-9/2019		7-9/2018
$ millions	% of Sales	$ millions	% of Sales

Europe	447	34	446	33
Asia	354	27	352	26
North America	245	18	262	19
South America	191	14	204	15
Rest of the world	88	7	107	7
Total	1,325	100	1,371	100

-
Europe – sales to the European market remained stable as higher sales volume of acids were mostly offset by lower quantities sold of specialty agriculture products, bromine-based flame retardants and phosphorus-based flame retardants, together with the negative impact of the devaluation in the average exchange rate of the euro against the dollar.

-
Asia – the minor increase derives mainly from an increase in the quantities sold of elemental bromine and phosphate rock. The increase was partly offset by a decrease in the quantities of phosphate fertilizers sold and the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar.

-	North America – the decrease derives mainly from a decrease in the selling prices and quantities of phosphate fertilizers sold together with lower quantities of potash sold.

-	South America – the decrease derives mainly from a decrease in the quantities sold of potash and phosphate fertilizers, partly offset by increased sales volumes of clear brine fluids.

-
Rest of the world – the decrease derives mainly from a decrease in the quantities of dairy proteins sold, partly offset by increased sales volumes of electricity surplus from the new power station in Sodom.

Israel Chemicals Limited Q3 2019 Results 9

Financing expenses, net

The net financing expenses in the third quarter of 2019 amounted to $32 million, compared with net financing expenses of $23 million in the corresponding quarter last year, an increase of $9 million.

The increase derives mainly due to IFRS16 implementation (new accounting standard for leases), in the amount of $6 million and due to the strengthening of the Israeli shekel against the dollar during the quarter.

Tax expenses

Tax expenses in the third quarter of 2019 and 2018 amounted to $35 million and $45 million, respectively, reflecting an effective tax rate of about 21% and 26%, respectively. The Company’s lower tax rate in 2019 compared to the corresponding quarter last year derives mainly from the change in deferred tax in relation to prior years.

Israel Chemicals Limited Q3 2019 Results 10

Results of operations for the period January – September 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	4,146	(2,793)	1,353
Total adjustments YTD 2018*	-	(814)	(814)
Adjusted YTD 2018 figures	4,146	(3,607)	539
Divested businesses	(50)	47	(3)
Adjusted YTD 2018 figures (excluding divested businesses)	4,096	(3,560)	536
Quantity	(3)	15	12
Price	176	-	176
Exchange rate	(104)	87	(17)
Raw materials	-	(15)	(15)
Energy	-	24	24
Transportation	-	(9)	(9)
Operating and other expenses	-	(35)	(35)
Adjusted YTD 2019 figures	4,165	(3,493)	672
Total adjustments YTD 2019*	-	(4)	(4)
YTD 2019 figures	4,165	(3,497)	668

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Divested businesses – results of operations of divested businesses, which include the Fire Safety and Oil Additives (P2S5) businesses, which were divested in the first quarter of 2018, together with the Rovita business which was divested in the third quarter of 2018.

-
Quantity – the positive impact on the operating income resulted mainly from a varied product‑mix throughout ICL’s different segments. This mainly resulted from higher sales volumes of bromine-based industrial solutions, phosphate fertilizers and green phosphoric acid which was partly offset by a decrease in the quantities sold of acids, dairy proteins, phosphorus-based flame retardants and specialty agriculture products.

-
Price – the positive impact on the operating income derives mainly from an increase in the selling prices of potash (an increase of $18 in the average realized price per tonne compared to the corresponding period last year), phosphate fertilizers, phosphate-based acids, salts and food additives (as part of the "value over volume" strategy), specialty agriculture products and a positive price impact throughout most of the Industrial Products segment's business-lines.

-
Exchange rate – the unfavorable impact on the operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar decreasing revenue, partly offset by the devaluation in the average exchange rate of the euro, the Chinese yuan and the shekel against the dollar decreasing operational costs.

Israel Chemicals Limited Q3 2019 Results 11

-
Raw materials – the negative impact on the operating income derives mainly from higher costs of acids acquired from external sources and an increase in the prices of various raw materials used for products of the Innovative Ag Solutions segment. This negative impact was partly offset by lower consumed phosphate rock prices in China and lower consumed sulphur prices.

-	Energy – the positive impact on the operating income derives mainly from a decrease in electricity costs following the activation of the new power station in Sodom during the second half of 2018.

-	Transportation – the negative impact on the operating income derives mainly from higher marine transportation prices.

-
Operating and other expenses – the negative impact on the operating income derives mainly from higher operating costs, mainly due to the activation of the new salt plant in Spain, income related to changes in pension liabilities recorded in the corresponding period last year and an increase in depreciation expenses.

The following table sets forth sales by geographical regions based on the location of the customers:

1-9/2019		1-9/2018
$ millions	% of Sales	$ millions	% of Sales

Europe	1,506	36	1,552	37
Asia	1,122	27	1,019	25
North America	701	17	744	18
South America	545	13	514	12
Rest of the world	291	7	317	8
Total	4,165	100	4,146	100

-
Europe – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) and Rovita businesses, a decrease in the quantities sold of potash, specialty agriculture products, bromine-based flame retardants and phosphorus-based flame retardants, together with the negative impact of the devaluation in the average exchange rate of the euro against the dollar. The decrease was partly offset by an increase in the quantities sold and selling prices of phosphate fertilizers and an increase in the quantities sold of green phosphoric acid and clear brine fluids.

-
Asia – the increase derives mainly from an increase in the quantities sold and selling prices of potash, bromine-based flame retardants and elemental bromine together with an increase in the quantities sold of green phosphoric acid and phosphate rock. The increase was partly offset by a decrease in the selling prices of phosphate fertilizers, together with the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar.

-
North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) business and a decrease in the selling prices and quantities of phosphate fertilizers sold, partly offset by an increase in the selling prices of clear brine fluids.

-	South America – the increase derives mainly from an increase in the quantities sold of phosphate fertilizers and clear brine fluids, partly offset by a decrease in the quantities of acids sold.

-
Rest of the world – the decrease derives mainly from a decrease in dairy proteins, specialty agriculture products and potash quantities sold, partly offset by increased sales of electricity surplus from the new power station in Sodom.

Israel Chemicals Limited Q3 2019 Results 12

Financing expenses, net

The net financing expenses in the nine months ended September 30, 2019 amounted to $104 million, compared with $92 million in the corresponding period last year – an increase of $12 million.

The increase derives mainly due to IFRS16 implementation (new accounting standard for leases), in the amount of $16 million and due to the strengthening of the Israeli shekel against the dollar. This increase was partly offset mainly due to costs relating to early redemption of debentures recorded in the corresponding period last year, in the amount of $12 million.

Tax expenses

Tax expenses in the nine months ended September 30, 2019 and September 30, 2018 amounted to $132 million and $110 million, respectively, reflecting an effective tax rate of about 23% and 9%, respectively. The Company’s low tax rate in the corresponding period last year derives mainly from an exempt income from the divestiture of businesses and the devaluation of the shekel against the dollar during the period. The tax rate in the nine months ended September 30, 2019 was negatively affected by the appreciation of the shekel against the dollar during the period.

Israel Chemicals Limited Q3 2019 Results 13

Segment Information

Commencing the first quarter of 2019, segment profit is measured based on the operating income after allocation of general and administrative expenses and without certain expenses that are not allocated to the operating segments, as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly.

Industrial Products

Significant highlights and business environment

•
ICL Industrial Products' sales and operating income in the third quarter of 2019 increased compared to the corresponding quarter last year, driven mainly by higher sales of elemental bromine and clear brine fluids.

•
During the third quarter of 2019 elemental bromine prices in China decreased compared to the second quarter of 2019, mainly as a result of the usual seasonal pattern, which is reflected in an increase in local production as the dry season in Shandong province begins. In addition, the bromine prices in China in US dollar terms were negatively affected by the devaluation of the Chinese yuan. However, elemental bromine prices in China were at the same level compared to the corresponding quarter last year. ICL continues to benefit from improved pricing in its bromine value chain.

•
Compared to the third quarter of 2018, ICL's sales volume of elemental bromine in China increased, mainly as a result of the decrease in local production due to the depletion of resources and environmental-related regulatory pressure. Additionally, sales volumes of bromine-based flame retardants moderately decreased.

•	The increase in the sales of clear brine fluids compared to the corresponding quarter last year was driven by higher activity in Guyana (South America) and the North Sea as well as higher prices.

•
Phosphorus-based flame retardants sales slightly decreased compared to the third quarter of 2018, while profit improved, as higher prices and lower raw material costs compensated for lower sales volumes.

•	Sales of specialty minerals slightly increased compared to the corresponding quarter last year, due to higher sales of MgCl to the US for pre‑season sales for de-icing.

•
During the quarter, ICL announced it has signed several strategic agreements with customers in Asia and as a result will increase its annual bromine compounds capacity and its bromine isotank fleet. The Company expects to invest approximately $50 million for these capacity expansions and anticipates that they will generate additional annual revenues of up to $110 million, beginning in 2021.

The continuing depletion of Chinese bromine resources, together with increased environmental-related regulatory pressure, is expected to result in greater motivation of Chinese customers to seek a reliable, long-term supplier to ensure their uninterrupted production.

Israel Chemicals Limited Q3 2019 Results 14

Industrial Products Segment information as at September 30, 2019 (Unaudited)

Results of Operations

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	339	328	1,025	976	1,296
Sales to external customers	337	325	1,017	965	1,281
Sales to internal customers	2	3	8	11	15
Segment profit	88	83	278	230	300
Depreciation and Amortization	17	16	49	47	63
Capital Expenditures – Implementation of IFRS16*	-	-	6	-	-
Capital Expenditures – Ongoing	26	14	50	38	50

*     For further information regarding the impact of IFRS 16 implementation, see Note 2 to the Company’s financial statements.

Israel Chemicals Limited Q3 2019 Results 15

Industrial Products Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period July - September 2019

Sales	Expenses	Operating income
$ millions

Q3 2018 figures	328	(245)	83
Quantity	-	2	2
Price	14	-	14
Exchange rate	(3)	1	(2)
Raw materials	-	-	-
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	(8)	(8)
Q3 2019 figures	339	(251)	88

-
Quantity – the moderate positive impact on the segment’s operating income derives mainly from higher quantities of bromine-based industrial solutions sold, partly offset by a decrease in the quantities sold of bromine and phosphorus-based flame retardants.

-
Price – the positive impact on the segment’s operating income derives mainly from an increase in the selling prices of bromine-based industrial solutions, bromine‑based flame retardants and phosphorus-based flame retardants.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased the segment's revenue more than it contributed to operational cost-saving. Additionally, the appreciation in the average exchange rate of the shekel against the dollar increased operational costs.

-
Operating and other expenses – the negative impact on the segment's operating income derives mainly from income recorded in the corresponding quarter last year relating to changes in pension liabilities.

Israel Chemicals Limited Q3 2019 Results 16

Industrial Products Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period January – September 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	976	(746)	230
Quantity	12	1	13
Price	51	-	51
Exchange rate	(14)	12	(2)
Raw materials	-	(4)	(4)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(9)	(9)
YTD 2019 figures	1,025	(747)	278

-
Quantity – the positive impact on the segment’s operating income derives mainly from an increase in the quantities of bromine-based industrial solutions sold, partly offset by a decrease in the quantities of phosphorus-based flame retardants sold.

-
Price – the positive impact on the segment’s operating income derives mainly from an increase in the selling prices of bromine-based industrial solutions, phosphorus-based flame retardants and bromine-based flame retardants.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased the segment's revenue, partly offset by the devaluation in the average exchange rate of the euro and the shekel against the dollar, which decreased operational costs.

-
Operating and other expenses – the negative impact on the segment's operating income derives mainly from income recorded in the corresponding period last year relating to changes in pension liabilities.

Israel Chemicals Limited Q3 2019 Results 17

Potash Segment information as at September 30, 2019 (Unaudited)

Potash

Significant highlights and business environment

•
The Potash segment's sales decreased by 8%, while the operating income increased by 6% compared to the corresponding quarter last year, as lower potash sales volumes were more than offset by lower operating costs, deriving mainly from lower costs in the Polysulphate® operations at ICL Boulby and from lower energy costs attributed mainly to the new power station in Sodom.

•
The Grain Price Index increased towards the end of the third quarter of 2019, mainly due to a decrease in projected production volumes during the 2019/2020 agricultural year attributed to unfavorable weather conditions during the planting season. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published in October 2019, the estimated grains stock-to-use ratio for the 2019/2020 agricultural year decreased to 29.9% compared to 39.3% for 2018/2019 and 31.4% for 2017/2018.

•	Potash spot prices decreased during the third quarter of 2019 across global markets due to high availability.

•
According to Argus, potash imports to China in the first nine months of 2019 amounted to 7.7 million tonnes, an increase of about 38% over the corresponding period last year. Together with the increase in imports, demand in China was negatively impacted by the devaluation of the Chinese yuan and lower planting areas attributed to the African Swine Fever. As a result, port inventories at the end of September reached a record of about 3.5 million tonnes.

•
According to the FAI (Fertilizer Association of India), potash imports to India in the third quarter of 2019 amounted to 0.95 million tonnes, an increase of 26% compared to the corresponding quarter last year.

•
Towards the end of October 2019, Uralkali (Russia) as well as Belaruskali (Belarus) signed new potash supply contracts with IPL, the major Indian importer, at a price of $280/t CFR to be supplied by the end of March 2020. The price reflects a decrease of $10 per tonne from the 2018/2019 contracts. After ICL has completed the shipments to India under the previous contract early in Q3, it signed an agreement to update the price for all shipments from October 2019 to March 2020, which are in line with its five-year supply agreement with IPL signed in the end of 2018.

•
In Brazil, prices were negatively impacted by increased competition since early this year, as suppliers diverted quantities from other markets which suffered from weak demand. According to CRU (Fertilizer Week Historical Prices, October 2019) the average price of granular potash imported to Brazil in the third quarter of 2019 was $327 per tonne (CFR spot), down by 5.5% and by 0.9% compared to the second quarter of 2019 and to the third quarter of 2018, respectively.

•	According to Brazil's customs data, potash imports to Brazil in the third quarter of 2019 reached more than 3.4 million tonnes, an increase of 18.7% compared to the third quarter of 2018.

•	Low palm oil prices continued to negatively impact demand and prices in South East Asia. However, palm oil prices started to recover towards the end of the third quarter.

•	Market conditions have led several major manufacturers, including Mosaic, Nutrien, Uralkali, Belaruskali and K+S, to announce production cuts amounting to about 3 million tonnes on annual terms.

Israel Chemicals Limited Q3 2019 Results 18

Potash Segment information as at September 30, 2019 (Unaudited)

•	The production of Polysulphate® at ICL's Boulby mine doubled compared to the third quarter of 2018, reaching 174 thousand tonnes. PotashpluS production amounted to 29 thousand tonnes.

•
In order to enable increased production in the following years and for facility upgrade purposes, an annual production shutdown at ICL Dead Sea is scheduled for the fourth quarter of 2019. The shutdown is planned for approximately 3 weeks and is expected to significantly impact the Potash segment results in the fourth quarter of 2019.

•
Further to our Annual Report on Form 20-F for 2018, regarding the construction of the new access tunnel to the mine in ICL Iberia, on October 2019, following the engagement with a new contractor, the excavation activities in the Suria site in Spain were resumed and the project is expected to be completed within a year.

•	The magnesium market is characterized by improved demand in the U.S., constrained demand in China, as a result of current trade disputes, and in Europe, due to slowing economic activity.

•	Regarding the petition filed in the U.S. requesting to impose antidumping and countervailing duties on imports of magnesium from Israel, see Note 6 to the Company’s financial statements.

Results of Operations

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total sales	376	409	1,192	1,108	1,623
Potash sales to external customers	280	321	889	867	1,280
Potash sales to internal customers	26	23	77	56	79
Other and eliminations*	70	65	226	185	264
Gross profit	176	171	544	446	696
Segment profit	83	78	267	177	315
Depreciation and Amortization	37	32	111	101	141
Capital Expenditures – Implementation of IFRS16**	-	-	95	-	-
Capital Expenditures – Ongoing	93	72	246	223	356
Average realized price (in $)***	284	287	289	271	278

*      Includes mainly salt produced in underground mines in UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of electricity produced in Israel.
**     For further information regarding the impact of IFRS 16 implementation, see Note 2 to the Company’s financial statements.
***   Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Israel Chmicals Limited Q3 2019 Results 19

Potash Segment information as at September 30, 2019 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018

Production	1,050	1,151	3,315	3,657	4,880
Total sales (including internal sales)	1,079	1,200	3,345	3,402	4,895
Closing inventory	355	655	355	655	385

7-9/2019

−
Production – in the third quarter of 2019 potash production was 101 thousand tonnes lower than in the corresponding quarter last year. Potash production challenges during the third quarter of 2019, including some mechanical failures in equipment, resulted in lower production rate. The planned shutdown for facility upgrade purposes, which will take place during the fourth quarter at ICL Dead Sea, will provide long-term maintenance solutions to such mechanical failures.

−
Sales – the quantity of potash sold in the third quarter of 2019 was 121 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in potash sales to Brazil and China.

1-9/2019

−
Production – in the first nine months of 2019 potash production was 342 thousand tonnes lower than in the corresponding period last year. This was due to lower production at ICL Boulby, following the shift from potash production to sole production of Polysulphate® in the second quarter of 2018 from lower production at ICL Iberia and lower production at ICL Dead Sea due to mechanical failures in equipment. The planned shutdown for facility upgrade purposes, which will take place during the fourth quarter at ICL Dead Sea, will provide long-term maintenance solutions to such mechanical failures.

−
Sales – the quantity of potash sold in the first nine months of 2019 was 57 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in potash sales to Brazil and India, which was partly offset by an increase in sales to China.

Israel Chemicals Limited Q3 2019 Results 20

Potash Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period July – September 2019

Sales	Expenses	Operating income
$ millions

Q3 2018 figures	409	(331)	78
Quantity	(32)	24	(8)
Price	3	-	3
Exchange rate	(4)	3	(1)
Energy	-	10	10
Transportation	-	(8)	(8)
Operating and other expenses	-	9	9
Q3 2019 figures	376	(293)	83

-	Quantity – the decrease in the quantities of potash sold had a relatively moderate negative impact on the segment’s operating income due to improved site-mix.

-	Price – the minor positive impact on the segment’s operating income derives mainly from an increase in magnesium and Polysulphate® selling prices.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue and the appreciation in the average exchange rate of the shekel against the dollar, which increased operational costs. This negative impact was partly offset by the devaluation in the average exchange rate of the euro and the British pound against the dollar, decreasing operational costs.

-
Energy – the positive impact on the segment’s operating income derives mainly from a decrease in electricity costs due to the activation of the new power station in Sodom during the second half of 2018 and a decrease in electricity costs in Europe.

-	Transportation – the negative impact on the segment’s operating income derives mainly from an increase in marine transportation prices.

-	Operating and other expenses – the positive impact on the segment’s operating income derives mainly from lower operating costs.

Israel Chemicals Limited Q3 2019 Results 21

Potash Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period January – September 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	1,108	(931)	177
Quantity	26	(14)	12
Price	74	-	74
Exchange rate	(16)	17	1
Energy	-	26	26
Transportation	-	(7)	(7)
Operating and other expenses	-	(16)	(16)
YTD 2019 figures	1,192	(925)	267

-	Quantity – the positive impact on the segment’s operating income derives mainly from an increase in the quantities of Polysulphate® sold and a favorable potash site-mix.

-
Price – the positive impact on the segment’s operating income derives mainly from an increase in potash selling prices (an increase of $18 in the average realized price per tonne compared to the corresponding period last year).

-
Exchange rate – the moderate positive impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro, the British pound and the shekel against the dollar decreasing operational costs, partly offset by the devaluation in the average exchange rate of the euro against the dollar decreasing revenue.

-
Energy – the positive impact on the segment’s operating income derives mainly from a decrease in electricity costs due to the activation of the new power station in Sodom during the second half of 2018.

-	Transportation – the negative impact on the segment’s operating income derives mainly from an increase in marine transportation prices.

-
Operating and other expenses – the negative impact on the segment’s operating income derives mainly from an increase in royalties, higher operating costs due to the activation of the new salt plant in Spain, higher depreciation expenses and income from the sale of ICL Boulby’s EUA (European Union Emissions Allowance) surplus recorded last year.

Israel Chemicals Limited Q3 2019 Results 22

Phosphate Solutions Segment information as at September 30, 2019 (Unaudited)

Phosphate Solutions

Sales of Phosphate Solutions in the third quarter of 2019 amounted to $508 million, a decrease of approximately 4% compared to the corresponding quarter last year and.

•
Global sales of Phosphate Specialties amounted to $290 million, approximately 4% lower than the third quarter of 2018, mainly due to lower customer demand of Dairy Proteins in China, together with the devaluation of the euro and Chinese yuan against the US dollar. Adjusting for foreign exchange impacts, the phosphate salts and phosphoric acids businesses revenues were marginally higher compared to the third quarter of 2018, as a slight decrease of approximately 1% in sales volumes was offset by higher prices.

•	Revenues of phosphate salts increased compared to the corresponding quarter last year, driven by an increase of sales in Europe and increased sales volumes of food grade phosphates in North America.

•
Global phosphoric acid revenues decreased versus prior year, due to lower sales volumes in North America caused by weather related issues impacting the specialty agriculture and construction segments. This was partially offset by higher prices. Revenues in Europe were slightly higher than last year. Sales volumes in South America decreased due to increased Chinese imports, but were higher than the second quarter of 2019, as lower input costs improved ICL's competitive position. In China, favorable market conditions contributed to improved sales volumes as well as market prices due to disruptions in alternative supply of thermal phosphoric acid.

•
Dairy proteins revenues were lower compared to the third quarter last year due to ongoing portfolio optimization efforts (shifting from milk commodities to value added ingredients), as well as lower customer demand resulting from the softening of the infant formula market in China during 2019.

•
Following the signing of new supply agreements, ICL is planning to expand its manufacturing capacity and R&D support capabilities for its ROVITARIS® alternative protein technology for the meat alternatives market. For this purpose, ICL is expected to invest approximately $20 million. ROVITARIS® is a proprietary technology developed by ICL, that supports the production of allergen free plant-based food. Using ROVITARIS® technology, food manufacturers can create plant-based meat alternatives that are virtually indistinguishable from their traditional meat counterparts.

•
Global sales of Phosphate Commodities amounted to $218 million, approximately 4% lower than the third quarter of 2018, due to a decrease in the phosphate fertilizers sales, partly offset by higher green phosphoric acid and phospahte rock sales. Sales volumes of phosphate fertilizers decreased by 11% to 543 thousand tonnes, mainly driven by market conditions. In addition, the YPH JV results improved significantly due to lower costs (mainly of phosphate rock and sulphur).

•
During the third quarter of 2019, the downward trend in phosphate commodity prices continued due to low demand combined with abundant supply. During October 2019, some commodity phosphate prices have approached their lowest level in 10 years.

•
In China, soybean planting increased at the expense of corn in light of the continuous trade dispute with the US. The African Swine Fever decreased the demand for feed phosphates and formed a domestic phosphates oversupply. In India, DAP oversupply was driven by imports from China, higher domestic production in light of low raw material prices and the unchanged rate of the DAP Nutrient Based Subsidy (NBS). In Brazil, MAP oversupply is attributed to high imports during the first half of 2019.

Israel Chemicals Limited Q3 2019 Results 23

Phosphate Solutions Segment information as at September 30, 2019 (Unaudited)

•
A group of Chinese DAP suppliers, which represents approximately 70% of China’s capacity, agreed on production cuts of 0.8 to 1.0 million tonnes in the fourth quarter of 2019. Mosaic (US) announced that effective October 1, it will idle its Louisiana phosphates operations to reduce production by approximately 0.5 million tonnes in 2019.

•
According to CRU (Fertilizer Week Historical Prices, September 2019), Q3 2019 DAP average price (CFR India Spot) decreased by 9% and by 20% compared to Q2 2019 and Q3 2018, respectively, to $342/tonne. Q3 2019 TSP average price (CFR Brazil Spot) decreased by 4% compared to Q2 2019 and by 17% compared to Q3 2018 to $306/tonne. Q3 2019 SSP average price (CPT Brazil inland 18-20% P2O5 Spot) decreased by 4% and by 2% compared to Q2 2019 and compared to Q3 2018 respectively, to $221/tonne and the Q3 2019 average price of sulphur (bulk FOB Adnoc monthly contract) was $84 per tonne, a 19.2% decrease compared to the second quarter of 2019.

•	The phosphoric acid contract price (100% P2O5) signed between OCP (Morocco) and its Indian partners for Q4 2019 was set at $625/tonne, a decrease of $30/tonne compared to Q3 2019 price.

•
Phosphate rock prices decreased during the third quarter of 2019 across most global spot markets, mainly due to the decrease in the demand for downstream products. According to CRU (Fertilizer Week Historical Prices, September 2019) the average price for Q3 2019 (FOB Morocco contract) was $93/tonne (68-72% BPL), 8% and 3% lower than Q2 2019 and Q3 2018, respectively.

•	Due to weak phosphate rock demand and prices, ICL Rotem curtailed production in its Zin plant at the end of the third quarter of 2019. This is expected to continue into the fourth quarter of 2019.

ICL Rotem

Further to our 2018 Annual Report, securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel, as follows:

•
Emission permit under the Israeli Clean Air Act (hereinafter - the Law): In 2018, the Company conducted two risk assessments by external experts regarding the ability to execute all the clean air tasks required by the Law as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of parallel projects in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the Law within the timeline defined in the permit. Following discussions with the Israeli Ministry of Environmental Protection (hereinafter - MoE), the MoE informed the Company that during the course of discussions to renew Rotem's emission permit, which currently remains unchanged, they will consider the safety constraints, the complexity and multiplicity of projects, as well as the Company's diligence to comply with the permit conditions and their schedules, while prioritizing projects with significant environmental impact. The Company provided the MoE with the updated projects' outline, schedule and completion status. The Company will continuously update the MoE on its compliance with the updated projects’ outline.

Israel Chemicals Limited Q3 2019 Results 24

Phosphate Solutions Segment information as at September 30, 2019 (Unaudited)

•	Extension of the mining concessions: Rotem Israel has two mining concessions, which are valid until the end of 2021. The Company is working with the relevant authorities to extend the concessions.

•
Extension of a lease agreement: Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

•
Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – according to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves, which are essential for some of our production lines, is limited to a few years only. The Company is working to obtain permits which will provide an economic alternative for future mining of phosphate rock in Israel.

•	For information on the administrative petition opposing the "Lachish" plan near the Ashdod Port in Israel – see Legal Proceedings below.

Based on the aforementioned, as at the date of the Report, the Company believes that the said approvals and permits will be granted. Notwithstanding the aforesaid, there is no certainty as to the receipt of such approvals and permits and/or the date of their receipt. Failure to obtain these approvals and permits and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations. As at September 30, 2019, Rotem Israel employs more than 1,500 people, and the overall book value of its property, plant and equipment amounts to about $784 million.

Results of Operations

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	508	530	1,563	1,604	2,099
Sales to external customers	491	513	1,501	1,530	2,001
Sales to internal customers	17	17	62	74	98
Segment profit	32	40	99	99	113
Depreciation and Amortization	44	39	133	130	172
Capital Expenditures – Implementation of IFRS16*	-	-	109	-	-
Capital Expenditures – Ongoing	51	42	146	123	180

 *  For further information regarding the impact of IFRS 16 implementation, see Note 2 to the Company’s financial statements.
Israel Chemicals Limited Q3 2019 Results 25

Phosphate Solutions Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period July - September 2019

Sales	Expenses	Operating income
$ millions

Q3 2018 figures	530	(490)	40
Quantity	(12)	12	-
Price	2	-	2
Exchange rate	(12)	7	(5)
Raw materials	-	6	6
Energy	-	(2)	(2)
Transportation	-	(1)	(1)
Operating and other expenses	-	(8)	(8)
Q3 2019 figures	508	(476)	32

-
Quantity – the operating income was not impacted by lower sales volumes due to an improved sales-mix, resulted from higher sales volumes of green phosphoric acid, relatively stable phosphate specialties sales volumes and a decrease in the sales volumes of phosphate fertilizers and dairy proteins.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate specialties products, partly offset by a decrease in the selling prices of phosphate fertilizers and green phosphoric acid.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar, which decreased the segment's revenue more than it contributed to operational cost-saving. Additionally, the appreciation in the average exchange rate of the shekel against the dollar increased operational costs.

-
Raw materials – the positive impact on the segment’s operating income derives mainly from lower consumed phosphate rock prices in China and lower consumed sulphur prices, partly offset by higher costs of acids acquired from external sources.

-	Operating and other expenses – the negative impact on the segment’s operating income derives mainly from higher operating costs in Israel and higher depreciation expenses.

Israel Chemicals Limited Q3 2019 Results 26

Phosphate Solutions Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period January – September 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	1,604	(1,505)	99
Divested businesses	(16)	19	3
YTD 2018 figures (excluding divested businesses)	1,588	(1,486)	102
Quantity	(21)	14	(7)
Price	45	-	45
Exchange rate	(49)	34	(15)
Raw materials	-	(7)	(7)
Energy	-	(3)	(3)
Transportation	-	-	-
Operating and other expenses	-	(16)	(16)
YTD 2019 figures	1,563	(1,464)	99

-	Divested businesses – results of operations of the Rovita business, which was divested in the third quarter of 2018.

-
Quantity – the negative impact on the segment's operating income derives mainly from a decrease in sales volumes of phosphate specialties products, mostly acids and dairy proteins, partly offset by an increase in the quantities of phosphate commodities sold, mainly phosphate fertilizers and green phosphoric acid.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate value chain. The increase derives mainly from an increase in the selling prices of phosphate fertilizers together with higher selling prices of phosphate-based acids, salts and food additives.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-
Raw materials – the negative impact on the segment’s operating income derives mainly from higher costs of phosphoric acid acquired from external sources, partly offset by lower consumed phosphate rock prices in China and lower consumed sulphur prices.

-	Operating and other expenses – the negative impact on the segment’s operating income derives mainly from higher operating costs in Israel and higher depreciation expenses.

Israel Chemicals Limited Q3 2019 Results 27

Innovative Ag Solutions Segment information as at September 30, 2019 (Unaudited)

Innovative Ag Solutions

Significant highlights and business environment

•
The segment's sales remained stable compared to the third quarter of 2018, as higher prices and higher sales volumes to India and Brazil offset the negative impact of exchange rates (mainly due to the devaluation of the euro against the dollar).

•
Sales to the specialty agriculture market were negatively impacted mainly by negative dollar‑euro exchange rates, adverse weather conditions in some key regions (mainly Spain), as well as low availability of ammonia and plant maintenance in Israel. This decrease was partly offset by higher sales in emerging markets like India, Brazil and Turkey. Sales in Israel also increased due to some volume shift from the first half of the year which was impacted by unfavorable weather. Global demand for straight fertilizers such as MKP and MAP continued to be favorable.

•
Despite the negative impact of exchange rates, sales to the Turf and Ornamental market were stable compared to the corresponding quarter last year. This was driven mainly by advanced purchases by UK distributors in preparation for the Brexit.

Results of Operations

7-9/2019	7-9/2018	1-9/2019	1-9/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	160	161	567	594	741
Sales to external customers	156	157	554	577	719
Sales to internal customers	4	4	13	17	22
Segment profit	(2)	(1)	23	33	29
Depreciation and Amortization	5	5	15	14	19
Capital Expenditures – Implementation of IFRS16*	-	-	8	-	-
Capital Expenditures – Ongoing	5	3	14	8	15

 *  For further information regarding the impact of IFRS 16 implementation, see Note 2 to the Company’s financial statements.

Israel Chemicals Limited Q3 2019 Results 28

Innovative Ag Solutions Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period July – September 2019

Sales	Expenses	Operating income
$ millions

Q3 2018 figures	161	(162)	(1)
Quantity	1	(1)	-
Price	1	-	1
Exchange rate	(3)	2	(1)
Raw materials	-	(1)	(1)
Energy	-	(1)	(1)
Transportation	-	-	-
Operating and other expenses	-	1	1
Q3 2019 figures	160	(162)	(2)

-	Quantity – the segment's operating income was not impacted by sales volumes, mainly as higher sales volumes in Brazil, India and Israel were offset by lower sales volumes in Europe.

-	Price – the positive impact on the segment's operating income derives mainly from an increase in the selling prices of liquid fertilizers.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased the segment's revenue more than it contributed to operational cost-saving. Additionally, the appreciation in the average exchange rate of the shekel against the dollar increased operational costs.

Israel Chemicals Limited Q3 2019 Results 29

Innovative Ag Solutions Segment information as at September 30, 2019 (Unaudited)

Results of operations for the period January – September 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	594	(561)	33
Quantity	(15)	10	(5)
Price	10	-	10
Exchange rate	(22)	19	(3)
Raw materials	-	(7)	(7)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	(5)	(5)
YTD 2019 figures	567	(544)	23

-	Quantity – the negative impact on the segment's operating income derives mainly from a decrease in sales volumes of specialty agriculture products, mostly chemicals and traded materials.

-	Price – the positive impact on the segment's operating income derives mainly from an increase in the selling prices of liquid fertilizers.

-
Exchange rate – the unfavorable impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-	Raw materials – the negative impact on the segment's operating income derives mainly from a price increase in most of the segment's raw materials, mainly NPK fertilizers.

-	Operating and other expenses – the negative impact on the segment's profit derives mainly from higher operating costs.

Israel Chemicals Limited Q3 2019 Results 30

Liquidity and Capital Resources

Sources and uses of cash

Set forth below are the highlights of the changes in the cash flows in the third quarter of 2019, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the third quarter of 2019, the cash flows provided by operating activities increased by $172 million compared with the corresponding quarter last year. This increase derives mainly from a decrease in operating assets and liabilities.

Net cash used in investing activities:

In the third quarter of 2019, the cash flows used in investing activities were similar to the level of the corresponding quarter last year, with a small increase as a result of higher investment in deposits.

Net cash used in financing activities:

In the third quarter of 2019, the cash flows used in financing activities increased by $160 million compared with the corresponding quarter last year. This increase derives mainly from an increase in net short-term debt repayments along with lease payments as a result of the implementation of the new IFRS 16 standard.

Debt Movement

As at September 30, 2019, ICL’s net financial liabilities amounted to $2,390 million, an increase of $178 million compared to December 31, 2018.
The increase derives mainly from an increase of $296 million in long and short-term liabilities as a result of IFRS 16 implementation (for further information, see Note 2 to the Company’s financial statements). This was partly offset by a decrease in debt balances with financial institutions, mainly as a result of strong cash flow generation, allowing loan repayments.

The total amount of the securitization facility framework is $350 million. As at September 30, 2019, ICL had utilized approximately $320 million of the facility’s framework. In addition, ICL has long term credit facilities of $1,200 million, of which $150 million were utilized as at September 30, 2019.

On July 4, 2019, the credit rating agency S&P ratified the Company’s international credit rating BBB- with a stable rating outlook. The credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

On July 17, 2019, the credit rating company Fitch Ratings revised the Company's outlook to positive from stable, while reaffirming its long-term issuer default rating at BBB-. Fitch has also affirmed the senior unsecured rating of ICL's $184 million outstanding 4.5% senior unsecured notes due 2024 and $600 million 6.375% senior unsecured notes due 2038 at BBB-.

As at the date of this report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

Israel Chemicals Limited Q3 2019 Results 31

Critical Accounting Estimates

In the nine-month period ended September 30, 2019 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Board of Directors and Senior Management Updates

On June 27, 2019, the Company's Board members: Messrs. Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt, were reappointed for an additional year until the convening of the next annual general meeting by the Annual General Meeting ("AGM"). The AGM further approved the reappointment of Somekh Chaikin, a member of KPMG International, as the Company's independent auditor for an additional year until the convening of the next annual general meeting. The AGM also approved the Company's new compensation policy for officeholders, effective immediately as of the date of the AGM and for a period of 3 years, as well as an equity compensation grant to the Company's Chief Executive Officer, Mr. Raviv Zoller, for 2019-2021. For further information regarding the equity compensation grant, see Note 5 to the Company’s financial statements.

On June 30, 2019, Mr. Johanan Locker ceased serving as the Company's Executive Chairman of the Board.

On July 1, 2019, Mr. Yoav Doppelt entered into office as the Company's Executive Chairman of the Board. Mr. Doppelt's terms of compensation were approved by the Extraordinary General Meeting that was held on May 29, 2019. For further information regarding Mr. Doppelt's equity compensation, see Note 5 to the Company’s financial statements.

On October 31, 2019, Mr. Charles Weidhas ceased serving as the Company's Chief Operating Officer.

On November 1, 2019, Mr. Nitzan Moshe entered into office as the Company's, EVP Operations and is considered an executive officeholder of the Company.

As of November 1, 2019, Mr. Anantha Desikan, SVP, Chief Innovation and Technology Officer, is considered an executive officeholder of the Company.

Mr. Eli Glazer, President of Innovative Ag Solutions Division, will retire from the Company during the last quarter of 2019.

Risk Factors

In the nine-month period ended September 30, 2019, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2018.

Israel Chemicals Limited Q3 2019 Results 32

Legal Proceedings

Derivative Actions

Pursuant to Item 8 of the Company’s Annual Report for 2018 in connection with an application for certification of a derivative action relating to bonuses paid to Company officers for 2014-2015 (the “Certification Application”), in May 2019, the parties have reached a settlement agreement, (the “Settlement Agreement”) that was approved by the court in July 2019. The key elements of the Settlement Agreement are as follows:

1.    The Company shall be paid a total and final amount of ILS 6.6 million (approximately $1.8 million), as well as reimbursement of expenses (the “Settlement Amount”), in return for “final waiver and remittance” as defined in the Settlement Agreement, and without conceding to any claim made within the Certification Application.

2.    The Company will pay the Applicant, out of the Settlement Amount, a special reward of ILS 375,000 (approximately $105,000) plus VAT, and fees to the Applicant’s counsel, in the amount of ILS 1.5 million (approximately $415,000) plus VAT, as well as reimbursement of expenses.

As of the date of this report, all payments have been issued and completed.

Administrative Petitions

In August 2019, the Company's subsidiaries: Rotem Amfert Negev Ltd., Dead Sea Works Ltd. and Bromine Compounds Ltd. (the “Applicants”) filed an application to join the Petition (the "Application") that was filed by the Manufacturers Association of Israel with the Be’er Sheva District Court in May 2019 (the “Petition”), on behalf of its members' operations in the Ashdod Port in Israel, including the Applicants, against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port and facilities thereof. The Petition and Application deal with the difficulties arising from the potential co-existence of a residential neighborhood in proximity to the port and facilities thereof, which may lead, in the future, to disruption of the port's operations and to the Association's members' operations therein, and consequently cause potential damage to the Applicants businesses. In October 2019 the Court informed of its decision not to accept the Applications. Nevertheless, the Petition will proceed as usual.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s financial statements.

Other Information

ICL improves its corporate governance rating to Reasonable +

The Company has recently completed a corporate governance survey with the assistance of an Israeli consultancy firm specializing in Corporate Governance - Entropy Corporate Governance Consulting Ltd. The survey reviewed and examined all corporate governance components within the Company, and following its completion the Company has recently implemented several additional elements in order to enhance various aspects of its corporate governance. In light of the positive corporate governance findings arising from the survey, and as a result of the Company’s initiatives to improve its corporate governance, Entropy has evaluated the Company’s level of corporate governance at the rank of Reasonable + (the highest rating given to public companies in Israel with controlling shareholders).

Israel Chemicals Limited Q3 2019 Results 33

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; imposing of antidumping and countervailing duties on imports of magnesium from Israel to the U.S.; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 27, 2019.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

This report for the third quarter of 2019 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2018 (hereinafter – “the Annual Report”) and the reports for the first quarter and second quarter of 2019 published by the Company (the "prior quarterly report"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on February 27, 2019 and the prior quarterly reports, on May 7, 2019 and July 31, 2019, and up to the publication date of the Quarterly Report.

Israel Chemicals Limited Q3 2019 Results 34

ICL

Consolidated
Financial Statements (Unaudited)

As at September 30, 2019
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30, 2019	September 30, 2018	December 31, 2018
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	96	102	121
Short-term investments and deposits	91	85	92
Trade receivables	979	1,000	990
Inventories	1,205	1,225	1,290
Other receivables	324	269	295
Total current assets	2,695	2,681	2,788

Non-current assets
Investments in equity-accounted investees	29	28	30
Investments at fair value through other comprehensive income	144	149	145
Deferred tax assets	97	112	122
Property, plant and equipment	5,068	4,580	4,663
Intangible assets	641	672	671
Other non-current assets	439	421	357
Total non-current assets	6,418	5,962	5,988

Total assets	9,113	8,643	8,776

Current liabilities
Short-term credit	476	671	610
Trade payables	691	686	715
Provisions	34	50	37
Other current liabilities	578	587	647
Total current liabilities	1,779	1,994	2,009

Non-current liabilities
Long-term debt and debentures	2,101	1,721	1,815
Deferred tax liabilities	357	274	297
Long-term employee liabilities	576	542	501
Provisions	221	199	229
Other non-current liabilities	45	4	10
Total non-current liabilities	3,300	2,740	2,852

Total liabilities	5,079	4,734	4,861

Equity
Total shareholders’ equity	3,901	3,775	3,781
Non-controlling interests	133	134	134
Total equity	4,034	3,909	3,915

Total liabilities and equity	9,113	8,643	8,776

The accompanying notes are an integral part of these condensed consolidated financial statements.
 Israel Chemicals Limited Quarterly Report 36

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,325	1,371	4,165	4,146	5,556
Cost of sales	853	913	2,684	2,799	3,702

Gross profit	472	458	1,481	1,347	1,854

Selling, transport and marketing expenses	199	191	590	588	798
General and administrative expenses	62	63	190	195	257
Research and development expenses	13	13	38	42	55
Other expenses	2	14	23	38	84
Other income	(5)	(19)	(28)	(869)	(859)

Operating income	201	196	668	1,353	1,519

Finance expenses	67	42	195	125	214
Finance income	(35)	(19)	(91)	(33)	(56)

Finance expenses, net	32	23	104	92	158

Share in earnings (losses) of equity-accounted investees	-	(1)	1	-	3

Income before income taxes	169	172	565	1,261	1,364

Provision for income taxes	35	45	132	110	129

Net income	134	127	433	1,151	1,235

Net gain (loss) attributable to the non-controlling interests	4	(2)	6	(7)	(5)

Net income attributable to the shareholders of the Company	130	129	427	1,158	1,240

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.10	0.10	0.33	0.91	0.97

Diluted earnings per share (in dollars)	0.10	0.10	0.33	0.91	0.97

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,586	1,275,721	1,279,146	1,275,052	1,277,209

Diluted (in thousands)	1,283,675	1,278,780	1,283,401	1,276,564	1,279,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 37

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	134	127	433	1,151	1,235

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(62)	(23)	(63)	(83)	(95)
Net changes in fair value of hedge derivatives designated as a cash flow hedge	6	-	2	-	-
Tax relating to items that will be reclassified subsequently to net income	(1)	-	-	-	-
	(57)	(23)	(61)	(83)	(95)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	(23)	7	6	(52)	(58)
Actuarial gains (losses) from defined benefit plans	(31)	(5)	(62)	51	56
Tax relating to items that will not be reclassified to net income	7	7	5	(2)	(3)
	(47)	9	(51)	(3)	(5)

Total comprehensive income	30	113	321	1,065	1,135

Comprehensive income (loss) attributable to the non-controlling interests	(2)	(4)	1	(10)	(9)

Comprehensive income attributable to the shareholders of the Company	32	117	320	1,075	1,144

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 38

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	134	127	433	1,151	1,235
Adjustments for:
Depreciation and amortization	110	94	330	296	403
(Reversal of) impairment losses on fixed assets	-	3	(10)	17	17
Exchange rate and interest expenses, net*	68	35	146	73	81
Share in earnings (losses) of equity-accounted investees, net	-	1	(1)	-	(3)
Gain from divestiture of businesses	-	-	-	(841)	(841)
Capital gain	-	-	(12)	-	-
Share-based compensation	3	4	9	17	19
Deferred tax expenses	14	37	90	64	76
	195	174	552	(374)	(248)
Change in inventories	(26)	(17)	-	(59)	(115)
Change in trade receivables	70	67	(11)	(105)	(101)
Change in trade payables	27	(66)	(9)	(47)	(34)
Change in other receivables*	(15)	(29)	(4)	(11)	(3)
Change in other payables*	(19)	(39)	(184)	(87)	(48)
Change in provisions and employee benefits	2	(21)	3	(72)	(66)
Net change in operating assets and liabilities	39	(105)	(205)	(381)	(367)
Net cash provided by operating activities	368	196	780	396	620

Cash flows from investing activities
Proceeds from deposits, net	(7)	(3)	4	7	(3)
Purchases of property, plant and equipment and intangible assets	(147)	(145)	(419)	(393)	(572)
Proceeds from divestiture of businesses net of transaction expenses	-	(1)	-	906	902
Dividends from equity-accounted investees	-	-	1	-	2
Proceeds from sale of property, plant and equipment	1	-	36	2	2
Net cash provided by (used in) investing activities	(153)	(149)	(378)	522	331

Cash flows from financing activities
Dividends paid to the Company's shareholders	(73)	(56)	(209)	(176)	(241)
Receipt of long-term debt	50	140	457	1,476	1,746
Repayment of long-term debt	(138)	(241)	(550)	(1,989)	(2,115)
Short-term credit from banks and others, net	(90)	64	(120)	(193)	(283)
Other	(2)	-	(2)	-	(1)
Net cash used in financing activities	(253)	(93)	(424)	(882)	(894)

Net change in cash and cash equivalents	(38)	(46)	(22)	36	57
Cash and cash equivalents as at the beginning of the period	137	155	121	88	83
Net effect of currency translation on cash and cash equivalents	(3)	(7)	(3)	(22)	(24)
Cash and cash equivalents included as part of assets held for sale	-	-	-	-	5
Cash and cash equivalents as at the end of the period	96	102	96	102	121

*Immaterial adjustment of comparable data.

The accompanying notes are an integral part of these condensed consolidated financial statements.
 Israel Chemicals Limited Quarterly Report 39

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid, net of refunds	20	17	78	35	56
Interest paid	17	21	77	72	103

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 40

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2019
Balance as at July 1, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

Share-based compensation	-	3	-	-	-	-	3	-	3
Dividends	-	-	-	-	-	(73)	(73)	(2)	(75)
Comprehensive income (loss)	-	-	(56)	(18)	-	106	32	(2)	30
Balance as at September 30, 2019	546	196	(482)	(3)	(260)	3,904	3,901	133	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 41

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2018
Balance as at July 1, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775

Share-based compensation	1	4	-	(1)	-	-	4	-	4
Dividends	-	-	-	-	-	(56)	(56)	-	(56)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive (income) loss	-	-	(21)	7	-	131	117	(4)	113
Balance as at September 30, 2018	546	190	(413)	(10)	(260)	3,722	3,775	134	3,909

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 42

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	3	-	6	-	-	9	-	9
Dividends	-	-	-	-	-	(209)	(209)	(2)	(211)
Comprehensive income	-	-	(58)	8	-	370	320	1	321
Balance as at September 30, 2019	546	196	(482)	(3)	(260)	3,904	3,901	133	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 43

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	4	-	12	-	-	17	-	17
Dividends	-	-	-	-	-	(176)	(176)	-	(176)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(80)	(52)	-	1,207	1,075	(10)	1,065
Balance as at September 30, 2018	546	190	(413)	(10)	(260)	3,722	3,775	134	3,909

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 44

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Israel Chemicals Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Reports on Form 20-F as at and for the year ended December 31, 2018 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

 Israel Chemicals Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions supersede IAS 17 requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Commencing January 1, 2019, the Company implements the provisions of the Standard without a restatement of comparative data.

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, ICL assesses whether it has the following two rights throughout the lease term: (1) The right to obtain substantially all the economic benefits from use of the identified asset; and (2) The right to direct the identified asset’s use.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

At the initial application date, the Company recognized a long-term lease liability of $240 million and a short-term lease liability of $60 million (under long and short term debt), according to the present value of the future lease payments discounted using ICL's borrowing rate at that date, and concurrently recognized a right-of-use asset in the same amount under Property, plant and equipment. ICL's discount rates used for measuring the lease liability are in the range of 3% to 6%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

In the first nine months of 2019, the Company recognized depreciation expenses in the amount of $38 million in respect of amortization of the right-of-use asset and $18 million finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $45 million which would have been recorded according to the previous standard.

 Israel Chemicals Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations (cont'd)

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”) (cont'd)

Main Expedients the Company elected to adopt:

1)  Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year as well as for leases that end within 12 months from the date of initial application.

2)  Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

3)  Relying on a previous assessment of whether an arrangement contains a lease in accordance with IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)  Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

C.	Accounting policy for new transactions

Hedge accounting

Cash flow hedges

The Company designates certain derivatives as hedging instruments in hedge accounting, in order to hedge changes in cash flows which derive from changes in foreign currency exchange rates relating to principal and interest in respect of debentures and loans in ILS. For further information relating to the hedged instruments, see note 4.

When a derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

Under IFRS 9, the Company has chosen to designate the change in fair value in respect of the spot element of swap contracts alone, as a hedging instrument in cash flow hedging ratios. The change in fair value attributable to the forward component and the foreign currency base spread is treated as a cost of hedging, and accordingly recognized in other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity.

The amounts accumulated in the hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss. The change in cost of hedging fair value is systematically and rationally reclassified to profit or loss over the period in which the immediate price element can affect the profit and loss.

 Israel Chemicals Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – the Industrial Products segment produces elemental bromine out of a solution which is complementary to the potash production process in Sodom, Israel, as well as bromine‑based compounds. The Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorus-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries out certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate®. Polysulphate® is produced in an underground mine at ICL Boulby in the UK and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment also sells salt that is produced in its potash and Polysulphate® underground mines in Spain and the UK.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

 Israel Chemicals Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in the U.S., Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the U.S., liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

Other Activities – Business activities that are not reviewed regularly by the organization’s chief operating decision maker.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

 Israel Chemicals Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers that are based on transaction prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements consolidation.

Commencing 2019, the segment profit is measured based on the operating income after allocation of general and administrative expenses and without the allocation of certain expenses, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. The comparative data has been restated accordingly.

 Israel Chemicals Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended September 30, 2019

Sales to external parties	337	333	491	156	8	-	1,325
Inter-segment sales	2	43	17	4	2	(68)	-
Total sales	339	376	508	160	10	(68)	1,325

Segment profit	88	83	32	(2)	5	(5)	201
Other income not allocated to the segments							-
Operating income							201

Financing expenses, net							(32)
Income before income taxes							169

Implementation of IFRS 16	-	-	-	-	5	1	6
Capital expenditures	26	93	51	5	1	2	178

Depreciation, amortization and impairment	17	37	44	5	4	3	110

 Israel Chemicals Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended September 30, 2018

Sales to external parties	325	368	513	157	8	-	1,371
Inter-segment sales	3	41	17	4	1	(66)	-
Total sales	328	409	530	161	9	(66)	1,371

Segment profit	83	78	40	(1)	1	(1)	200
Other expenses not allocated to the segments							(4)
Operating income							196

Financing expenses, net							(23)
Share in losses of equity-accounted investee							(1)
Income before taxes on income							172

Capital expenditures	14	72	42	3	(1)	-	130

Depreciation, amortization and impairment	16	32	39	5	1	4	97

 Israel Chemicals Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the nine-month period ended September 30, 2019

Sales to external parties	1,017	1,068	1,501	554	25	-	4,165
Inter-segment sales	8	124	62	13	3	(210)	-
Total sales	1,025	1,192	1,563	567	28	(210)	4,165

Segment profit	278	267	99	23	17	(12)	672
Other expenses not allocated to the segments							(4)
Operating income							668

Financing expenses, net							(104)
Share in earnings of equity-accounted investee							1
Income before income taxes							565

Implementation of IFRS 16	6	95	109	8	95	9	322
Capital expenditures	50	246	146	14	1	4	461

Depreciation, amortization and impairment	49	111	133	15	16	(4)	320

 Israel Chemicals Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the nine-month period ended September 30, 2018

Sales to external parties	965	1,009	1,530	577	65	-	4,146
Inter-segment sales	11	99	74	17	4	(205)	-
Total sales	976	1,108	1,604	594	69	(205)	4,146

Segment profit	230	177	99	33	9	(9)	539
Other income not allocated to the segments							814
Operating income							1,353

Financing expenses, net							(92)
Income before income taxes							1,261

Capital expenditures	38	223	123	8	1	1	394

Depreciation, amortization and impairment	47	101	130	14	3	18	313

 Israel Chemicals Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	300	315	113	29	9	(13)	753
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

 Israel Chemicals Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2019		7-9/2018		1-9/2019		1-9/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	228	17	245	18	650	16	688	17	903	16
China	207	16	226	16	663	16	556	13	848	15
Brazil	161	12	189	14	475	11	472	11	656	12
United Kingdom	80	6	86	6	285	7	303	7	382	7
Germany	78	6	80	6	264	6	289	7	365	7
France	77	6	71	5	200	5	211	5	267	5
Spain	58	4	60	4	192	5	203	5	262	5
Israel	55	4	56	4	187	4	160	4	223	4
Italy	27	2	31	2	91	2	101	2	125	2
Australia	27	2	40	3	68	2	111	3	126	2
All other	327	25	287	22	1,090	26	1,052	26	1,399	25
Total	1,325	100	1,371	100	4,165	100	4,146	100	5,556	100

 Israel Chemicals Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended September 30, 2019
Europe	112	95	190	65	8	(23)	447
Asia	104	109	113	29	1	(2)	354
North America	105	19	101	20	-	-	245
South America	18	107	55	7	-	4	191
Rest of the world	-	46	49	39	1	(47)	88
Total	339	376	508	160	10	(68)	1,325

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended September 30, 2018
Europe	113	104	174	74	8	(27)	446
Asia	102	117	111	26	-	(4)	352
North America	92	28	122	20	-	-	262
South America	6	129	65	7	-	(3)	204
Rest of the world	15	31	58	34	1	(32)	107
Total	328	409	530	161	9	(66)	1,371

 Israel Chemicals Limited Quarterly Report 58

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the nine-month period ended September 30, 2019
Europe	369	331	569	279	24	(66)	1,506
Asia	313	377	349	92	1	(10)	1,122
North America	267	79	286	70	-	(1)	701
South America	45	269	215	17	-	(1)	545
Rest of the world	31	136	144	109	3	(132)	291
Total	1,025	1,192	1,563	567	28	(210)	4,165

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the nine-month period ended September 30, 2018
Europe	363	357	560	300	40	(68)	1,552
Asia	298	303	342	87	1	(12)	1,019
North America	257	83	308	79	24	(7)	744
South America	16	278	207	15	1	(3)	514
Rest of the world	42	87	187	113	3	(115)	317
Total	976	1,108	1,604	594	69	(205)	4,146

 Israel Chemicals Limited Quarterly Report 59

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

 Israel Chemicals Limited Quarterly Report 60

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, other non-current financial assets, short-term credit, payables and other credit balances long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2019		September 30, 2018		December 31, 2018
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	92	101	243	249	238	244

Debentures bearing fixed interest
Marketable	1,248	1,412	1,224	1,227	1,201	1,217
Non-marketable	277	288	277	272	281	279
	1,617	1,801	1,744	1,748	1,720	1,740

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Level definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.
Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.
Level 3: Inputs that are not based on observable market data.

Level 1	September 30, 2019	September 30, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	144	-	-
	144	-	-

Level 2	September 30, 2019	September 30, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	-	149	145
Derivatives used for economic hedging, net	10	43	7
Derivatives used for accounting hedging, net	53	-	-
	63	192	152

(1)  An investment of 15% in the capital share of YTH was subject to a three-year lock up period, as required by Chinese law, which expired in January 2019. Due to the said expiration, the investment is presented under level 1, as per its quoted price in the market.

 Israel Chemicals Limited Quarterly Report 61

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, on January 1, 2019, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series E debentures and a loan from Harel Insurance Company Ltd., entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series E debentures and the loan from Harel Insurance Company Ltd., see note 15 to the Annual Financial Statements. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1: 1 hedging ratio. The main source of ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to $486 million.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments

On April 15, 2019, ICL's Board of Directors approved the amendment of the Company's internal long-term incentive framework (hereinafter – New LTI Plan) and accordingly, approved a new triennial equity grants for the years 2019-2021, in the form of options exercisable to the Company's ordinary shares. In addition, a Cash LTI plan was approved, according to which, other senior managers will be awarded with a cash incentive of $32 million in 2022, subject to compliance with certain financial targets over the next three years.

According to the New LTI Plan: (1) only ICL's top management (including the CEO and the Executive Chairman of the Board) will be entitled to long‑term incentive ("LTI") awards in the form of equity ; (2) the LTI awards will be granted once every three years with a grant value reflecting a triennial grant, as opposed to an annual grant with a fixed value in previous plans; (3) the entire LTI awards will be granted in options, instead of half options and half restricted shares in previous plans; (4) the vesting period of the options will be  in two equal tranches, with half of the options vesting upon the lapse of 24 months from the grant date and half upon the lapse of 36 months from the grant date, as opposed to vesting period of three equal annual tranches (upon the lapse of 12 months, 24 months and 36 months from the grant date).

 Israel Chemicals Limited Quarterly Report 62

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions (cont'd)

A.	Share based payments (cont'd)

Non-marketable options

Grant date	Managers entitled	Number of instruments (Millions)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
April 15, 2019	18 Officers and senior managers	13.2	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of ILS 1 par value of the Company.	2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3.5
May 29, 2019 (issued on July 1, 2019) *	Chairman of the BOD	2.2			2 equal tranches: (1) half at the end of 24 months after the issuance date. (2) half at the end of 36 months after the issuance date.	5 years after the issuance date

(*) The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

Additional Information

	April 15, 2019	May 29, 2019	June 27, 2019
Share price*	ILS 19.35 ($5.43)	ILS 19.12 ($5.29)	ILS 18.72 ($5.21)
CPI-linked exercise price*	ILS 19.21 ($5.39)	ILS 19.30 ($5.32)	ILS 18.72 ($5.21)
Expected volatility	27.76%	28.00%	28.10%
Expected life of options (in years)	4.375	4.375	4.375
Risk-free interest rate	-0.67%	-0.60%	-0.70%
Total fair value	$15.9 million	$2.5 million	$4 million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated into dollar based on the exchange rate on the grant date for convenience purposes only.

The options issued to the managers in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance was performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black & Scholes model for pricing options. The exercise price is linked to the CPI that is known on the date of payment, which is the exercise date. In case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in ILS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

 Israel Chemicals Limited Quarterly Report 63

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions (cont'd)

A.	Share based payments (cont'd)

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period of each tranche considering also the Company's policy relating to “Rule 75” (accelerated vesting period for managers whose age plus years of employment in the Company exceed 75).

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 5, 2019	March 13, 2019	62	0.05
May 7, 2019	June 19, 2019	76	0.06
July 31, 2019	September 24, 2019	74	0.06
November 6, 2019 (after the date of the report)*	December 18, 2019	65	0.05

* The dividend will be distributed on December 18, 2019, with a record date for eligibility for the dividend of December 4, 2019.

Note 6 – Provisions, Contingencies and Other Matters

1.    Note 20 to the Annual Financial Statements provides disclosure of an appeal filed by Adam Teva V'Din – Israeli Association for Environmental Protection (hereinafter - ATD) to the Israeli Court for Water Matters, requesting the regulation of water pumping at Dead Sea Works within the framework of the production license. In August 2019, the court partially upheld the appeal stating that the water pumping activity must be regulated by means of a production license as defined in the Water Law and not through the Water and Sewage Authority's (hereinafter – the Water Authority) directive, under which the Company operates today. However, the court stated that the conditions of the production license should be determined by the Water Authority within six months from the date of the ruling. Discussions are being held between the Company and the Water Authority regarding the determination of the said conditions. As at the reporting date, the Company believes that the proceedings in this matter will end without negative material influence on its operations.

2.    Note 20 to the Annual Financial Statements provides disclosure regarding the petition filed in the U.S. requesting to impose antidumping and countervailing duties on imports of magnesium from Israel. In May 2019, the U.S. Department of Commerce (hereinafter – the Commerce Department) issued a preliminary determination to impose 7.48% duties on magnesium imports from Israel, starting May 2019. In July 2019, the Commerce Department issued a preliminary antidumping duty determination, and imposed cash duty deposits on imports of Magnesium from Israel, at a rate of 193.24%. The Commerce’s determination applies from July 2019. Final decisions are expected to be rendered during November 2019. The preliminary duty rates imposed on magnesium imports would not allow a competitive environment for the Company's continued magnesium activity in the U.S. Although the Company has the ability to shift the sales of its magnesium products from the U.S. to other regions in which it operates, if these preliminary duties are not altered, a significant negative impact on the Company's magnesium activity is expected.

As of the date of the report and in accordance with U.S. law, the International Trade Commission (hereinafter - ITC) is investigating whether the U.S. magnesium industry is materially injured or threatened with material injury by reason of the dumped and subsidized imports of magnesium from Israel. This procedure is expected to be completed in the following months. The Company believes that it is more likely than not that the results of the said investigation will show that no material injury or threat with material injury has been caused to the U.S. magnesium industry and, accordingly, such duties will not be applicable. If the above preliminary duties are not altered or ITC finds material injury or threat of such injury, a negative impact on the Company's activity is expected.

 Israel Chemicals Limited Quarterly Report 64

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

3.     On July 17, 2019, an application for approval of a claim as a class action was submitted to the Jerusalem District Court by an Israeli environmental association (hereafter - the Applicant) against 30 defendants, including Fertilizers and Chemicals Ltd., a subsidiary of the Company. The application includes claims relating to air pollution in Haifa Bay (located in northern Israel) and to alleged illness therefrom to the population of the said area. In the framework of the petition, the Applicant requests for declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. The Company will submit its response within the framework of the legal proceeding. Considering the early stage of the proceeding, there is a difficulty in estimating their outcome.

4.     As part of the arbitration proceeding conducted between a Spanish subsidiary and Akzo Nobel Industrial Chemicals B.V. (hereinafter - AkzoNobel), concerning the termination of the partnership agreement between them, in May 2019, AkzoNobel submitted a statement of claim to the Arbitral Tribunal, whereby it seeks to determine that the agreement termination by the Company constitutes an unlawfully breach of contract and therefore it is entitled to enforce the agreement and to be compensated in an immaterial amount. Alternatively, in case it is determined that the agreement is not enforceable, AkzoNobel outlines several different compensation alternatives in the amounts of up to $165 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that AkzoNobel claims will be rejected.

5.     Note 17 to the Annual Financial Statements provides disclosure on the Belgian tax authorities appeal on the District Court decision to approve the Company a deduction of certain tax expenses. In May 2019, the Supreme Court rendered its decision to return the dispute to a District Court for further deliberation. In the Company's estimation, it is more likely than not that its position will be accepted.

6.     As part of the Company's strategy to divest low synergy businesses, in June 2019, the Company entered into an agreement with a third party to sell part of its real estate in Germany (hereinafter - the Assets), which are associated with non-core activities, for a consideration of $13 million. The closing date of the transaction is expected towards the end of 2019. In light of the aforesaid, in the second quarter of 2019, the Company partially reversed the Assets' impairment loss incurred in 2015 and recognized an income in the amount of $10 million, under "other income" in the statement of income ($7 million after tax).

 Israel Chemicals Limited Quarterly Report 65

Notes to the condensed consolidated interim financial statements as at September 30, 2019 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

7.     Note 20 to the Annual Financial Statements provides disclosure regarding ICL's lawsuit against IBM Israel (hereinafter – IBM), for compensation of the damages incurred by the Company due to IBM's failure to meet its undertakings within ICL's IT project. In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $51 million (about ILS 186 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome.

8.     Note 20 to the Annual Financial Statements provides disclosure on the royalty arbitration proceedings and the remaining disputes regarding the method of calculation. In April 2019, after negotiations between the parties which led to a joint notice submitted to the arbitrators, a final ruling was rendered, bringing the arbitration proceedings between the parties that commenced in 2011 to an end. The final agreements reached between the parties relate to both past periods (the years 2000 through 2017 inclusive), and the mechanism to simplify the calculations of royalties to the State relating to the period as of January 1, 2018 and onward. As a result, in the financial statements for the first quarter of 2019, the Company updated its provision in the amount of $14 million under "other expenses" in the statements of income ($11 million after tax).

9.     Note 20 to the Annual Financial Statements provides disclosure regarding the petitions filed to the High Court of Justice, requesting to cancel the provisions of the National Outline Plan14B for phosphate mining in the South Zohar field (hereinafter – the Plan) and the decision of the National Council regarding the advancement of the detailed plan. In February 2019, the Supreme Court instructed the National Council, the Government of Israel and Rotem to provide explanations as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. The State's response should be submitted by December 31, 2019.

10.   The Company sold three of its office buildings, located in Be'er Sheva, Israel, for a total consideration of $27 million, which were leased back to the Company. As a result, in accordance with IFRS16, in the first quarter of 2019, the company recognized a capital gain of $11 million and a deferred profit of $8 million which was deducted from the right‑to‑use asset (reduction in future depreciation expenses).

 Israel Chemicals Limited Quarterly Report 66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: November 7, 2019